Mail Stop 4561

      September 13, 2005

Mr. Frank Mandelbaum
Chief Executive Officer
Intelli-Check, Inc.
246 Crossways Park West
Woodbury, NY 11797

	Re:	Intelli-Check, Inc.
		Registration Statement on Form S-3
		Filed August 18, 2005
		File No. 333-127663

		Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarter ended March 31, 2005
		Form 10-Q for the quarter ended June 30, 2005
		File No. 0-50296

Dear Mr. Mandelbaum:

	We have limited our review of your filings to those issues we have addressed in our comments below. Please respond to our comments on your periodic filings within ten business days from the date of this letter. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.





Form S-3

General

1. An issuer is eligible to use Form S-3 only if it has timely filed its Exchange Act materials for the twelve months preceding the filing of the Form S-3. See Form S-3 General Instruction I(A)(3). It appears you do not meet this requirement, as a Form 8-K announcing the resignation on or before July 28, 2005, of one of your directors,
Thomas A. Prendergast, was not filed as required by Item 5.02 of Form
8-K. Please file your registration statement on an appropriate Form or advise as to why you believe this is not necessary.

Selling Shareholder, page 9

2. Please expand the filing to describe the material transactions and relationships between you and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued and the warrants relating to shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of the August 8th and 9th private placements, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares received by them.

3. Please disclose the names of the four senior officers who exercise the voting and dispositive powers with respect to the shares to be offered for resale by JMP Securities LLC. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

4. You state that certain named selling shareholders are affiliated with member firms of the NASD. Revise your prospectus to clarify that these selling shareholders are affiliates of a registered broker-dealer. In addition, expand the prospectus to indicate whether selling shareholders affiliated with a registered broker-dealer acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Signatures

5. Please revise to indicate the person signing the registration statement in the capacity of your controller or principal accounting officer.
Exhibits

6. We note that the documents filed as exhibits 4.1 and 10.1 were filed as "form of" and do not include the date of the transaction(s), the name of each investor, the amount of investment, or the numbers of shares and/or warrants received. Please ensure that your next amendment attaches as exhibits the final versions of all instruments that define the rights of holders of securities for which you are registering underlying shares. See Item 601(b)(4)(i) of Regulation
S-K. If two or more of these documents are substantially identical in all material respects except as to the parties thereto, the dates of execution or other details, you need file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document that is filed.

Form 10-K for the fiscal year ended December 31, 2004

Item 9A. Disclosure Controls and Procedures, page 23

7. We note your disclosure that "there were no significant changes in
[y]our internal controls or in other factors that could
significantly
affect these controls subsequent to the end of the period covered by
this report" (emphasis added).  However, Item 308(c) of Regulation
S-
K requires you to disclose any change in your internal control over
financial reporting that occurred during your last fiscal quarter (the fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that you had no change in your internal control over financial
reporting
that occurred in the quarter ended December 31, 2004, that
materially
affected, or is reasonably likely to materially affect, your internal
control over financial reporting.  This comment also applies to your
Item 4 disclosure in your Forms 10-Q for the quarters ended March
31
and June 30, 2005. Please note this comment in preparing your future
Item 308(c) disclosure.

*	*	*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked
copies of the amendments to expedite our review.   Please furnish
a
cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.



								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:	Via Facsimile (212) 407-4990
	Mitchell S. Nussbaum, Esq.
	Loeb & Loeb LLP
	Telephone: (212) 407-4000

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Frank Mandelbaum
Intelli-Check, Inc.
September 13, 2005
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